UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 10, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicy-held Company

CNPJ/MF nº 60.643.228/0001-21

NIRE nº 35.300.022.807

MANAGEMENT PROPOSAL

STOCK OPTION PLAN

(pursuant to Article 13 of CVM Ruling 481, of December, 17, 2009)

Dear Shareholders,

The management of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), as provided in Law nº 6,404 of December 15th, 1976, as amended (the “Brazilian Corporation Law”), and in CVM Ruling 481, of December, 17th , 2009, as amended (“ICVM 481/09”), hereby submit to your approval at the General Extraordinary Meeting to be held on April 25, 2014, at 15:00 (“General Meeting”), the following management proposal (“Proposal”).

The management informs that the Stock Option Plan will replace the long term incentive plan based on concept of phantom stock option currently in effect. Once approved, its effects shall retroact and the term of the Plan shall be effective from January 2014.

1. Provide a copy of the proposed plan

A copy of the Stock Option Plan for Fibria Celulose S.A. to be submitted to the General Meeting is attached to this Proposal.

2. Inform the main features of the proposed plan, identifying:

a. Potential Beneficiaries

Members of the Statutory and Non Statutory Board of Officers and management level executives of the Company (“Beneficiaries”) are potential beneficiaries of the plan. The Board of Directors shall nominally indicate Beneficiaries who will be entitled to the grant of the option. The Beneficiary shall sign the stock option agreement, adhering, expressly, to the terms of the plan and declaring themselves aware of all terms and conditions, including restrictions contained therein.

b. Maximum number of options to be granted

The options granted shall comply with the maximum limit of 1.5% of the total shares of the capital stock of the Company during the term of the Plan.

The shares with respect to the options that are canceled, expired, or prescribed for any reason, shall not be counted for purposes of the limit provided in paragraph above and therefore shall again be available for granting of options under the Stock Option Plan.

c. Maximum number of shares supported by the plan

The options granted shall comply with the maximum limit of 1.5% of the total shares of the capital stock of the Company during the term of the Plan.

The shares with respect to the options that are canceled, expired, or prescribed for any reason, shall not be counted for purposes of the limit provided in paragraph above and therefore shall again be available for granting of options under the Stock Option Plan.

d. Conditions of purchase

During the term of the Plan, the Company’s Board of Directors shall determine the Beneficiaries in favor of which stock options are granted pursuant to the Plan, the number of shares that may be acquired through the exercise of each option, the exercise price of each option and the payment conditions, the terms and conditions of exercise of each option and any other conditions related to such options.

The granting of stock options will be made upon execution of stock option agreements between the Company and the Beneficiaries, who shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of shares that the beneficiary will be entitled to acquire or subscribe to the exercise of the option and the price per share, (b) the initial grace period during which the option may not be exercised and the maximum term for total or partial exercise of the option and which rights under option expire, and (c) payment conditions.

The exercise of the option granted under this Plan shall be subject to the compliance with a grace period of, at least, 36 (thirty six) months counted as from the date of the granting.

In case the options are not exercised in up to 36 (thirty six) months counted as from the date of expiration of the grace period, the Beneficiary shall lose the right to exercise his/her applicable options.

The Board of Directors may impose the term and/or precedent conditions for the exercise of the option and, in compliance with the minimum requirements determined in the Plan, impose restrictions on the transfer of shares acquired upon exercise of options, may also reserve for the Company to repurchase options or rights of first refusal in case of sale by the Beneficiary of said shares, until the end of the term and / or compliance with the conditions imposed.

Option contracts shall be individually prepared for each Beneficiary, and the Board of Directors may establish terms and conditions for each Stock Option Agreement, without need to apply any rule of equality or similarity between the Beneficiaries, even if they are found in similar or identical situations.

During the term of 1 (one) year counted as from the date of exercise of an option, the Beneficiary may not sell and/offer to sell a number of shares calculated in accordance with the formula below (“Lock-up Period”):

N = 0,5 x Q x (1 - Pe/Pm)

Where:

N = amount of lock-up shares (1 year)

Q = amount of shares options/shares available for exercise

Pe = price of the exercise of the option (pursuant to item 6.1 of this Plan) Pm = market price of the share on the exercise date

From the date of transfer of shares to the Beneficiary, he/she can immediately sell the number of shares required to subsidize the purchase in accordance with the above equation, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares necessary for such subsidized purchase, may only be sold one year after the exercise.

In the event of dismissal of a Beneficiary, the Lock-up Period shall remain effective and shall be observed until its expiration.

In the event of dismissal of a Beneficiary or termination of the Beneficiary’s employment agreement, with or without Cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him/her under the Plan may be terminated or modified, provided the following:

If, at any time while the Plan is in force, the Beneficiary:

(a) leaves the Company at his/her own will, resigning to his/her job, terminating his/her employment agreement or resigning to his/her management position: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised, within the period of thirty (30) days counted as from the date of such dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity;

(b) is dismissed from the Company by means of dismissal or the termination of employment agreement, without Cause, or removal from office, for any reason, or voluntary retirement: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised pro rata to the grace period elapsed, within the period of 30 (thirty) days counted as from the date of dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised, within the period of thirty (30) days counted as from the date of such dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity;

(c) is dismissed from the Company due to retirement, under the terms of Funsejem’s (Fundação Senador José Ermírio de Moraes) plan, or due to permanent disability: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall be automatically and legally deemed as being able to be exercised, so that the grace period is therefore accelerated; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall remain unaltered, and may be exercised normally, under the terms of the Agreement;

(d) is dismissed from the Company due to death: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her death, shall be automatically and legally deemed as being able to be exercised, so that the grace period is therefore accelerated, and the Beneficiary’s legal heirs and successors may exercise the relevant stock option, as long as they do so within 18 (eighteen) months counted as from the date of death, after which term such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her death, may be exercised by the Beneficiary’s legal heirs and successors, as long as they do so within 18 (eighteen) months counted as from the date of death, after which term such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity.

If, at any time during the term of the Plan, the Beneficiary is dismissed from the Company with Cause, all of the options not exercised at such time shall expire, even if the grace period has been fulfilled and the Beneficiary shall not be entitled to any indemnify under the terms of the Plan or the Stock Option Agreement. For the purposes of this Plan, it is deemed as “ Cause” a breach of duties and responsibilities set forth in the applicable law, the Bylaws, the Plan, as well as those provided for in labor legislation, in the event that the Beneficiary is an employee.

e. Detailed criteria for fixing the exercise price

The Board of Directors shall be responsible for establishing the price for the exercise of the stock options granted under the Plan, with due regard to the weighted average price by the volume of shares of the Company verified in the 90 (ninety) days immediately prior to the date of granting of the stock option, which may be adjusted annually by the Board of Directors in view of the Company’s strategic planning.

The option shall be paid by the Beneficiaries in cash, complying with the payment conditions and deadlines determined by the Board of Directors in each Option Agreement.

While the option has not been paid, the shares acquired under the stock option Plan may not be transferred to third parties, except upon prior authorization of the Board of Directors, in which case the sale proceeds shall be used for the settlement of the Beneficiary’s debit before the Company.

f. Criteria for determining the vesting period

The options may be exercised in whole or in part during the term at the periods set out in the respective option agreements, in accordance with criteria established by the Board of Directors.

Under the Stock Option Plan, the exercise period is at least 36 months, and was set to encourage the retention of potential Beneficiaries in the long term, and in order to minimize the impact that the switching of our key managers, occupants strategic positions, may result in our business.

g. Options liquidation

The options will be settled through the delivery of shares issued by Company. In order to satisfy the exercise of stock options under the Plan terms, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of the authorized capital or dispose of treasury shares.

From the date of transfer of shares to the Beneficiary, he/she can immediately sell the number of shares required to subsidize the purchase in accordance with the equation established in the Plan, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares necessary for such subsidized purchase, may only be sold one year after the exercise.

h. Criteria and events that, when checked, will cause the suspension, amendment or termination of the plan

The Board of Directors may determine the suspension of the right to exercise the options, whenever verified situations that, under the law or rules in force, restrict or impede the trading of shares by the Beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may revise the conditions of the Stock Option Plan, provided they do not change the respective basic principles, neither affect vested rights of the Beneficiaries.

Any significant changes to the Corporate Law, public companies, employment legislation and / or the tax effects of a stock option plan, may lead to a complete review of the Stock Option Plan.

The Stock Option Plan shall become effective upon approval by the General Shareholders’ Meeting of the Company and may be terminated, at any time, by resolution of the General Shareholders’ Meeting, and its effects may retroact to the beginning of the fiscal year of its approval. The termination of the Plan’s term of effectiveness shall not affect the effectiveness and validity of the options granted so far and that are still in force, in accordance with the Plan.

3. Justify the proposed plan, explaining:

(a) The main objectives of the plan

The purpose of the Stock Option Plan is to (a) attract, retain and maintain certain members of Statutory and Non Statutory Executive Board of Officers and management level executives of the Company; (b) grant to the Beneficiaries  the opportunity to become shareholders of the Company, thus sharing part of value of creation and success, as well as risks of the capital market, obtaining as a result a greater alignment of their interests with those of shareholders; and (c) encourage the expansion, success and achievement of the corporate objectives of the Company and consequently the creation of value for shareholders over the long term.

For this reason, the Company believes that the Stock Option Plan is a fundamental instrument to keep its executives always committed with the Company’s business.

(b) How the plan contributes to these goals

By enabling members of the Statutory and Non Statutory Board of Officers and management level executives of Company to become our shareholders under potentially different conditions, we hope that they will have strong incentives to commit effectively with the creation of value and exercise their functions in a way that integrate the interests of shareholders, strategic objectives and our growth plans, thus maximizing our profits. Thus, it is expected that participants seek to contribute to value creation in the long term, to the extent that your earnings will depend on the stock rise in the long term.

(c) How the plan is included in the company’s remuneration policy

The Plan is part of the compensation strategy of the statutory managers, non-statutory managers and part of the subordinates employees by reference to executive and senior management as the mainstay of long-term compensation strategy, generating the proper focus of business on the valuation of the Company’s long-term and hence the generation of sustainable results, totaling the final compensation of statutory and non-statutory officers of the Company, whose goals are the short and medium term.

The Plan, however, does not form the basis of remuneration for purposes of labor and tax charges. Beneficiaries will eventually have to amend a taxable capital gain on disposal of shares acquired in connection with the Plan (total or partial).

(d) How the Plan aligns the interests of the beneficiaries and the company’s on short, medium and long terms

Considering the Stock Option Plan main purposes are to (a) attract, retain and maintain certain members of Statutory and Non Statutory Executive Board of Officers and management level executives of the Company; (b) grant to the Beneficiaries  the opportunity to become shareholders of the Company, thus sharing part of value of creation and success, as well as risks of the capital market, obtaining as a result a greater alignment of their interests with those of shareholders; and (c) encourage the expansion, success and achievement of the corporate objectives of the Company and consequently the creation of value for shareholders over the long term, the Company believes that the Stock Option Plan is a fundamental instrument to keep its executives always committed with the Company’s business.

The Stock Option Plan aligns the interests of the Company to its executives and shareholders through benefits linked to the performance of our shares. Through the Option Plan, shall be seeking to stimulate improvement in our management and retention of key executives in the Company aiming gains by compromising with the long-term results. In the medium term, the improvement of our results and the increase of the share value maximize the gains of the Beneficiaries of our Stock Option Plan, encourage them to remain working with us. In short, the fulfillment of our goals and scope of our annual results result in an alignment between our interests and the interests of the Beneficiaries of our Stock Option Plan. Finally, and also in the long term, the Option Plan provides vesting periods of at least thirty- six months for the Beneficiary to receive the entirety of the options you he/she is entitled to, making it at this point attractive to the retention of these executives, in addition to making common interest between us and the executives on the growth of our operations.

4. Estimate the expenses of the company due to the plan, according to accounting rules that address this issue

The expenses shall be estimated by calculating the fair value of options granted, as established by CVM Resolution 650/10, which approved Technical Pronouncement CPC 10.

The pricing methodologies of the fair value of options consider the following variables: the exercise price, the market price, the stock volatility, interest rate risk free, the vesting and the term of the options. As some parameters of quantification depend on the date of grant and this has not yet been defined, the costs cannot be precisely defined.

Thus, we estimate, preliminarily, that the costs of the first grant is R$3,698,275.00 which will be recognized over the vesting period.

ATTACHEMENT - GENERAL STOCK OPTION PLAN FOR THE GRANTING OF OPTIONS TO PURCHASE SHARES OF FIBRIA CELULOSE S.A.

(to be approved by the Extraordinary General Shareholders’ Meeting to be held on April 25, 2014)

1. Purposes of the Plan

1.1 The purpose of this general Stock Option Plan for the granting of options to purchase shares issued by Fibria Celulose S.A. (“Plan”) is to allow members of the Statutory and Non Statutory Board of Officers and management level executives of Fibria Celulose S.A. (“Company”), subject to certain conditions, to acquire shares issued by the Company, with the purpose to:

(a) attract, retain and maintain certain members of Statutory and Non Statutory Executive Board of Officers and management level executives of the Company ;

(b) grant to the Beneficiaries (as defined below) the opportunity to become shareholders of the Company, thus sharing part of value of creation and success, as well as risks of the capital market, obtaining as a result a greater alignment of their interests with those of shareholders; and

(c) encourage the expansion, success and achievement of the corporate objectives of the Company and consequently the creation of value for shareholders over the long term.

2. Beneficiaries

2.1. The members of the Statutory and Non Statutory Board of Officers and management level executives of the Company may be eligible as beneficiaries of the stock purchase options pursuant to the terms of the Plan (“Beneficiaries”).

3. Administration of the Plan

3.1. The Plan shall be administered by the Board of Directors of the Company.

3.2. Provided the general conditions of the Plan are complied with, the Board of Directors of the Company shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including, but not limited to:

(a) to approve the granting of the options pursuant to the terms of the Plan, as well as to create and enforce specific rules for each granting, subject to the terms of this Plan;

(b) to elect the Beneficiaries of the Plan and authorize the granting of stock options in favor of such Beneficiaries, determining all of the conditions of the stock options to be granted, as well as to modify such conditions whenever and as necessary, to bring the options in line with the terms of a supervening law, rule or regulation; and

(c) to approve the issueance of new shares of the Company within the authorized capital limit and/or the sale of shares kept in treasury, in order to comply with the exercise the stock options granted pursuant to the Plan.

3.3. The resolutions of the Board of Directors of the Company, limited to the powers and authority provided in item 3.2 above, shall be binding to the Company and to the Beneficiaries in relation to all matters related to the Plan.

4. Granting of Stock Options

4.1. During the term of the Plan, the Board of Directors of the Company shall determine: (i) the Beneficiaries in favor of which the stock options shall be granted pursuant to the Plan, (ii) the number of shares that may be purchased by means of the exercise of each option, (iii) the exercise price of each option, (iv) the payment conditions, the terms and conditions for the exercise each option and (v) any other conditions, criteria and specific rules related to the granting of such stock options, in any case in compliance with the rules set forth in this Plan.

4.2. The granting of stock options under the Plan is made by means of the execution of stock option agreements between the Company and the Beneficiaries, that shall specify, without prejudice to the other conditions determined by the Board of Directors: (a) the number of shares that each Beneficiary shall be entitled to acquire or subscribe as a result of the exercise of the option and the price per share to be paid; (b) the initial lock-up period during which the option may not be exercised and the final dates to exercise the option in full or in part and the termination date of the relevant stock option, and (c) the payment conditions (each such agreement, hereby individually referred to as, a “Stock Option Agreement” and, in the aggregate, as “Stock Option Agreements”).

4.3. The Board of Directors may impose terms and/or conditions precedent for the exercise of each option and, with due regard to the minimum provisions set forth in the Plan, impose restrictions to the transfer of shares acquired by means of the exercise of an option, and it may also assign to the Company repurchase stock options or preemptive rights in the event of sale, by the Beneficiary, of such shares, until the end of the term and/or the compliance with the relevant terms and conditions precedent set forth.

4.4. During the term of 1 (one) year counted as from the date of exercise of an option, the Beneficiary may not sell and/offer to sell a number of shares calculated in accordance with the formula below (“Lock-up Period”):

N = 0,5 x Q x (1 - Pe/Pm)

Where:

N = amount of lock-up shares (1 year)

Q = amount of shares options/shares available for exercise

Pe = price of the exercise of the option (pursuant to item 6.1 of this Plan)

Pm = market price of the share on the exercise date

4.5. In the event of dismissal of a Beneficiary, pursuant to the terms of item 8 of this Plan, the Lock-up Period shall remain effective and shall be observed until its expiration.

4.6. The Stock Option Agreements shall be individually prepared for each Beneficiary, and the Board of Directors may establish different terms and conditions for each Stock Option Agreement, at its sole discretion, without having to observe any isonomy or analogy rule between the Beneficiaries, even if they are in similar or identical situations.

4.7. Without prejudice of any provision set forth in the Plan in the contrary, especially in item 8 below, or in certain Stock Option Agreement in respect strictly to the Beneficiary signatory of such agreement, the options granted under the Plan shall be automatically terminated, so that all of the effects arising therefrom are also legally terminated, in the following events:

(a) upon the full exercise thereof;

(b) after the expiration of the stock option’s term of effectiveness;

(c) upon the termination of the Stock Option Agreement; or

(d) dissolution, liquidation or bankruptcy of the Company.

5. Shares Subject to the Plan

5.1. The stock options granted under the Plan may grant rights for the acquisition of a number of shares that does not exceed 1.5% (one point five per cent) of the shares issued by the Company, as long as the total number of shares issued or that may be issued pursuant to the Plan is always within the limit of the Company’s authorized capital.

5.2. With the purpose of allowing the exercise the stock options granted under the Plan, the Company may, at the Board of Directors’ discretion: (a) issue new shares within the limit of the authorized capital; or (b) sell shares kept in treasury; with due regard, in any event, to the limitation set forth in item 5.1 above.

5.3. The shareholders shall not have the right of first refusal or preemptive right on the grating or exercise of the stock option issued pursuant to the Plan, as set forth in Article 171, § 3, of Law No. 6.404/76.

5.4. The shares acquired by means of the exercise of the stock option in accordance with the Plan shall maintain all of their rights, including in respect to the right to receive dividends in full, on the dates due, provided, however, item 6.3 below.

5.5. The shares with respect to the options that are canceled, expired, or prescribed for any reason, shall not be counted for purposes of the limit provided in Section 5.1 and therefore shall again be available for granting of options under the Stock Option Plan.

6. Stock Option Exercise Price

6.1. The Board of Directors shall be responsible for establishing the price for the exercise of the stock options granted under the Plan, with due regard to the wighted average price by the volume of shares of the Company verified in the 90 (ninety) days immediatly prior to the date of granting of the stock option (the “Exercise Price”), which may be adjusted annually by the Board of Directors in view of the Company’s strategic planning.

6.2. The option shall be paid by the Beneficiaries in cash, in compliance with the payment conditions and deadlines determined by the Board of Directors in each Stock Option Agreement.

6.3. While the option has not been paid, the shares acquired by means of the exercise of the stock option, pursuant to the Plan, may not be sold to third parties, unless by means of prior and written authorization of the Board of Directors, in which case the sale proceeds shall be immediately used for the settlement of the Beneficiary’s debt with the Company.

7. Exercise of the Stock Options

7.1. The exercise of the option granted under this Plan shall be subject to the compliance with a grace period of, at least, 36 (thirty six) months counted as from the date of the granting.

7.2. Subject to the provisions of item 8 below, in case the options are not exercised in up to 36 (thirty six) months counted as from the date of expiration of the grace period, the Beneficiary shall lose the right to exercise his/her applicable options.

7.3. The Board of Directors may, at any time, (i) extend, but never reduce, the deadline set forth in the Stock Option Agreement for the exercise of the existing options, as provided in item 7.2, and/or (ii) increase, but never reduce, the minimum grace period provided in item 7.1 for the cases it specifies.

7.4. The Beneficiary that wishes to exercise his/her stock option shall inform the Company, in writing, about his/her intention to do so and indicate the number of shares that he/she wished to purchase.

7.5. The Company shall inform the Beneficiary, within three (3) business days counted as from the receipt of the notice mentioned in item 7.4. above, the Exercise Price to be paid, based on the number of shares informed by the Beneficiary, and the management of the Company shall be responsible for taking all necessary measures to formalize the acquisition of the shares related to the exercise.

7.6. The Board of Directors may determine that the right to exercise the stock option is suspended, whenever there are situations that, pursuant to the law or regulation in force, restrict or prohibit the negotiation of shares by the Beneficiaries.

7.7. No Beneficiary shall have any of the rights or privileges of a shareholder of the Company until his/her option is duly exercised, in accordance with the Plan and the relevant Stock Option Agreement. No shares shall be delivered to any Beneficiary as a result of the exercise of a stock option, unless all legal, regulatory and contractual requirements have been fully fulfilled.

8. Events of Dismissal from the Company

8.1. In the event of dismissal of a Beneficiary or termination of the Beneficiary’s employment agreement, with or without Cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him/her under the Plan may be terminated or modified, provided item 8.2. below.

8.2. If, at any time while the Plan is in force, the Beneficiary:

(a) leaves the Company at his/her own will, resigning to his/her job, terminating his/her employment agreement or resigning to his/her management position: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised, within the period of thirty (30) days counted as from the date of such dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity;

(b) is dismissed from the Company by means of dismissal or the termination of employment agreement, without Cause, or removal from office, for any reason, or voluntary retirement: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised pro rata to the grace period elapsed, within the period of 30 (thirty) days counted as from the date of dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, may be exercised, within the period of thirty (30) days counted as from the date of such dismissal, after which such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity;

(c) is dismissed from the Company due to retirement, under the terms of Funsejem’s (Fundação Senador José Ermírio de Moraes) plan, or due to permanent disability: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall be automatically and legally deemed as being able to be exercised, so that the grace period is therefore accelerated; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her dismissal, shall remain unaltered, and may be exercised normally, under the terms of the Agreement;

(d) is dismissed from the Company due to death: (i) the rights that could not then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her death, shall be automatically and legally deemed as being able to be exercised, so that the grace period is therefore accelerated, and the Beneficiary’s legal heirs and successors may exercise the relevant stock option, as long as they do so within 18 (eighteen) months counted as from the date of death, after which term such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity; and (ii) the rights that could then be exercised pursuant to the relevant Stock Option Agreement, on the date of his/her death, may be exercised by the Beneficiary’s legal heirs and successors, as long as they do so within 18 (eighteen) months counted as from the date of death, after which term such rights shall be automatically and legally terminated, irrespective of prior notice or indemnity.

8.3. If, at any time during the term of the Plan, the Beneficiary is dismissed from the Company with Cause, all of the options not exercised at such time shall expire, even if the grace period has been fulfilled and the Beneficiary shall not be entitled to any indemnify under the terms of the Plan or the Stock Option Agreement. For the purposes of this Plan, it is deemed as “ Cause” a breach of duties and responsibilities set forth in the applicable law, the Bylaws, the Plan, as well as those provided for in labor legislation, in the event that the Beneficiary is an employee.

9. Term of Effectiveness of the Plan

9.1. The Plan shall become effective upon approval by the General Shareholders’ Meeting of the Company and may be terminated, at any time, by resolution of the General Shareholders’ Meeting, and its effects shall retroact to the beginning of the fiscal year of its approval. The termination of the Plan’s term of effectiveness shall not affect the effectiveness and validity of the options granted so far and that are still in force, in accordance with the Plan.

10. General Provisions

10.1. The granting of stock options under the Plan shall not enable the Company from being part of corporate reorganization operations, such as transformation, incorporation, merger and spin-off. The Board of Directors of the Company and the companies involved in such transactions may, at their discretion, determine, without prejudice of other measures agreed upon on fairness: (a) to replace the shares subject of the stock options granted in accordance with this Plan for shares of the Company’s successor; (b) to accelerate the deadline for the exercise of the stock option, in order to ensure the inclusion of the corresponding shares in the relevant transaction; and/or (c) to pay in cash the amount to which the Beneficiary would be entitled under the Plan.

10.2. In case the number of outstanding shares of the Company is increased or reduced as a result of bonus shares, reserve split or breakdowns, the necessary and appropriate adjustments in the number of shares granted by means of stock options that have not yet been exercised shall be made . Any adjustments in the options shall be made without changing the purchase value of the total applicable to the portion of the option that was not exercised, but through an adjustment corresponding to the Exercise Price. The adjustments shall be made by the Board of Directors and such decision will be final, binding and mandatory.

10.3. The options granted under the Plan, as well as the shares acquired by a Beneficiary, in case they are subject to the Lock-up Period, may not be sold or encumbered, pursuant to the terms and the period set forth in item 4.4 above, for any reason, whether directly or indirectly, by the Beneficiaries, unless the Board of Directors has given its prior and written approval for the intended sale or encumbrance. The Beneficiaries shall not yet use the options as derivative instrument.

10.4. No provision of the Plan or of any Stock Option Agreement shall give any Beneficiary the right to remain as manager and/or employee of the Company, and shall not affect, in any way, the right of the Company to, at any time and subject to the legal and contractual conditions, terminate the employment agreement of the employee and/or interrupt the manager’s term of office.

10.5. Each Beneficiary shall expressly agree to be part of and abide to the terms of the Plan, upon a written statement, without any exceptions and under the terms of the Stock Trading Policy of the Company.

10.6. The Board of Directors may, in the interest of the Company and its shareholders, may review the conditions of the Plan, as long as it does not change the relevant basic principles.

10.7. Any substantial amendment to the rules governing business corporations, publicly-held corporations and/or the tax effects of a stock option plan, may cause a full review of the Plan.

10.8. Any option granted in accordance with the Plan shall be subject to all terms and conditions established herein, which terms and conditions shall prevail in the event of inconsistence with provisions of any contract or document mentioned herein.

10.9. The events that this Plan is silent shall be regulated by the Board of Directors and, whenever the Board of Directors deems convenient, the General Shareholders’ Meeting shall be consulted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2014

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO